Exhibit 99.2

CL WORKSHOP GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

	Note	June 30, 2026	December 31, 2025
		(Unaudited)	(Audited)
		USD	USD
ASSETS

Non-current assets
Property, plant and equipment, net	4	350,723	449,589
Right-of-use assets, net	5	66,217	85,134
Total non-current assets		416,940	534,723

Current assets
Inventories	6	749,621	2,484,290
Prepayments	7	4,060,488	5,168,362
Trade and other receivables, net	8	2,771,445	4,256,030
Prepaid income tax		72,970	74,972
Restricted bank deposits	9	246,428	253,188
Cash and bank balances	9	193,156	966,807
Asset classified as held for sale		-	640,000
Total current assets		8,094,108	13,843,649

Total assets		8,511,048	14,378,372

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	10	2,058,683	3,955,210
Contract liabilities	11	47,983	258,096
Bank borrowings	12	3,527,965	5,622,926
Other borrowings	12	412,698	356,431
Amounts due to an ultimate beneficial shareholder	13	473,260	310,696
Lease liabilities	14	32,927	40,057
Income tax payable		8,474	10,385
Total current liabilities		6,561,990	10,553,801

Net current assets		1,532,118	3,289,848

Non-current liabilities
Other borrowings	12	77,152	-
Lease liabilities	14	40,311	53,720
Total non-current liabilities		117,463	53,720

Total liabilities		6,679,453	10,607,521

Capital and reserves
Share capital	15	132,425	132,425
Capital reserves		30,053,810	30,052,790
Accumulated comprehensive losses		(28,353,626)	(26,414,364)
Equity attributable to owners of the Company		1,832,609	3,770,851
Non-controlling interest		(1,014)	-
Total equity		1,831,595	3,770,851

Total liabilities and equity		8,511,048	14,378,372

CL WORKSHOP GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		For the six months ended June 30
	Note	2026	2025
		(Unaudited)	(Unaudited)
		USD	USD
Revenue	3	2,962,356	8,148,128
Cost of revenue		(2,827,046)	(5,826,922)
Gross profit		135,310	2,321,206
Net foreign exchange gain (losses)		93,470	(50,302)
Other income, net	16	46,722	19,777
Impairment loss recognized on financial asset		(474,654)	(305,631)
Selling and distribution expenses		(227,244)	(1,040,041)
Administrative expenses		(1,163,084)	(1,171,684)
Finance income		123	2,822
Finance costs	17	(148,814)	(276,393)
Loss before income tax	18	(1,738,171)	(500,246)
Income tax expense	19	(906)	(3,135)
Net loss from continued operations		(1,739,077)	(503,381)
Net loss attributable to non-controlling interests		-	-
Net loss attributable to owners of the company arising from continued operations		(1,739,077)	(503,381)

Profit attributable to owners of the company arising from discontinued operations:
Net loss from discontinued operations		-	(5,872,785)
Net gain on sale of discontinued operations, net of applicable income tax		-	6,433,304
Net profit attributable to owners of the company arising from discontinued operations		-	560,519
Net (loss) profit attributable to owners of the company		(1,739,077)	57,138

Other comprehensive income:
Exchange difference arising from translation of foreign operations		(200,185)	536,279
Release of exchange reserve upon disposal of a subsidiary group		-	(50,514)
Other comprehensive (loss) income		(200,185)	485,765
Total comprehensive (loss) income for the period		(1,939,262)	542,903
Total comprehensive income attributable to non-controlling interests		-	-
Total comprehensive (loss) income attributable to owners of the company		(1,939,262)	542,903

(LOSS) EARNINGS PER SHARE – BASIC AND DILUTED (1)		(0.01)	-

(LOSS) EARNINGS PER ADS – BASIC AND DILUTED (1)		(0.11)	0.00

Weighted average number of ordinary shares used in computing basic and diluted loss per share/ADS (1)		132,425,321	132,425,321

Notes:

(1)	Each ADS represents eight ordinary shares.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	For the six months ended June 30
	2026	2025
	(Unaudited) USD	(Unaudited) USD

Operating activities
Loss before income tax	(1,738,171)	(500,246)
Adjustments for:
Provision for allowance for expected credit losses on financial assets	474,654	305,631
Depreciation of property, plant and equipment	70,156	23,567
Depreciation of right-of-use asset	21,197	20,319
Gain on disposal of property, plant and equipment	(25,903)	(44,965)
Interest expenses	125,202	237,132
Interest income	(123)	(2,822)
Operating cash flows before movements in working capital	(1,072,988)	38,616
Decrease (increase) in inventories	1,734,669	(625,019)
Decrease (increase) in prepayments, trade and other receivables	1,278,799	(682,990)
Decrease in trade and other payables	(1,057,515)	(450,259)
Decrease in contract liabilities	(210,113)	(2,545,930)
Cash (used in) generated from operations	672,852	(4,265,582)
Income tax (paid) refunded	833	(2,753)
Net cash generated from (used in) continuing operation	673,685	(4,268,335)
Net cash generated from discontinued operation	-	3,915,067
Net cash generated from (used in) operating activities	673,685	(353,268)

Investing activities
Interest received	123	2,822
Purchases of property, plant, and equipment	(902)	(578)
Proceeds from disposal of property, plant and equipment	694,404	44,964
Decrease in restricted bank deposits	-	104,267
Net cash generated from continuing operation	693,625	151,475
Net cash used in discontinued operation	-	(241,020)
Net cash generated from (used in) investing activities	693,625	(89,545)

Financing activities
Advances from an ultimate beneficial shareholder	162,564	310,696
Proceeds from bank borrowings	6,171,721	10,329,751
Repayments of bank borrowings	(8,196,421)	(12,512,609)
Proceeds from other borrowings	133,419	146,549
Repayments of other borrowings	-	(35,119)
Repayments of lease liabilities	(22,990)	(15,638)
Interest paid	(125,202)	(237,132)
Net cash used in continuing operation	(1,876,909)	(2,013,502)
Net cash used in discontinued operation	-	(927,075)
Net cash used in financing activities	(1,876,909)	(2,940,577)

Net decrease in cash and cash equivalents	(509,599)	(3,383,390)
Cash and bank balances at beginning of period	966,807	2,963,301
Effect of foreign exchange rate changes	(264,052)	757,558
Cash and bank balances at end of period	193,156	337,469

The accompanying notes are an integral part of these consolidated financial statements.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Capital reserves				Accumulated comprehensive losses
	Note	Share capital	Share premium	Statutory Surplus reserve	Other reserve	Total capital reserve	Accumulated other comprehensive losses	Accumulated (losses) profits	Total accumulated comprehensive losses	Sub-total	Non-controlling interest	Total
		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at January 1, 2025		132,425	29,995,334	1,860	55,596	30,052,790	(773,461)	(20,303,662)	(21,077,123)	9,108,092	-	9,108,092

Exchange difference arising from translation of foreign operations		-	-	-	-	-	485,765	-	485,765	485,765	-	485,765

Profit for the period		-	-	-	-	-	-	57,138	57,138	57,138	-	57,138

Balance at June 30, 2025		132,425	29,995,334	1,860	55,596	30,052,790	(287,696)	(20,246,524)	(20,534,220)	9,650,995	-	9,650,995

Balance at January 1, 2026		132,425	29,995,334	1,860	55,596	30,052,790	(254,486)	(26,159,878)	(26,414,364)	3,770,851	-	3,770,851

Exchange difference arising from translation of foreign operations		-	-	-	-	-	(200,185)	-	(200,185)	(200,185)	-	(200,185)

Transaction with non-controlling interest		-	-	-	1,020	1,020	-	-	-	1,020	(1,014)	6

Loss for the period		-	-	-	-	-	-	(1,739,077)	(1,739,077)	(1,739,077)	-	(1,739,077)

Balance at June 30, 2026		132,425	29,995,334	1,860	56,616	30,053,810	(454,671)	(27,898,955)	(28,353,626)	1,832,609	(1,014)	1,831,595

The accompanying notes are an integral part of these consolidated financial statements.

CL WORKSHOP GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	REPORTING ENTITY

Organization and reorganization

CL Workshop Group Limited (the “Company” or the “Group”) was incorporated in the British Virgin Islands on September 22, 2011. The registered office of the Company is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Avenida da Amizade n.o1287, Chong Fok Centro Comercial, 13 E Macau S.A.R. These condensed consolidated interim financial statements (the ‘interim financial statements’) as at and for the six months ended June 30, 2026 comprise the Company and its subsidiaries (together referred to as the “Group”)

Principal activities

The Company is an investment holding company. The principal activities of the Company are conducted through its subsidiaries which are in the business of trading of wood products and logs. The Company is headquartered in Macau and conducts its primary operations through its significant direct and indirectly held subsidiaries that are incorporated and domiciled in Peru, France, Macau and Hong Kong.

2	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

BASIS OF ACCOUNTING - These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2025 included in the Annual Report on Form 20-F filed on April 27, 2026 by the Company (‘last annual financial statements’). These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and the rules of the SEC. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

USE OF JUDGEMENT AND ESTIMATE - In preparing these interim financial statements, management has made judgements and estimates about the future that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

ADOPTION OF NEW AND REVISED STANDARDS – The Group has applied the following amendments to IFRSs issued by the IASB to these consolidated financial statements for the current accounting period:

●	Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments
●	Annual Improvements to IFRS Accounting Standards – Volume 11, Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows
●	Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity

At the date of authorization of these consolidated financial statements, the management determined that the adoption of the above amendments to IFRS have not had any material impact on the consolidated financial statements of the Group in the period of their initial adoption.

NEW AND REVISED IFRS STANDARDS IN ISSUE BUT NOT YET EFFECTIVE – At the date of authorization of these consolidated financial statements, the Group has not adopted the following new and revised IFRSs and amendments to IFRS that have been issued but are not yet effective to them.

●	Amendments to IFRS 18, Presentation and Disclosures in Financial Statements
●	Amendments to IFRS 19, Subsidiaries without Public Accountability: Disclosures

The Company do not expect that the adoption of the standards listed above will have a material impact on the consolidated financial statements of the group in future periods.

The preparation of these consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the consolidated financial statements.

3	REVENUE AND SEGMENT INFORMATION

The Group is currently organized into one operating divisions – Direct Purchase and Original Design Manufacturer (“ODM”) Services. This segment is the basis on which the Group reports its primary segment information to the chief operating decision maker. The business nature of this segment was disclosed as follows:

Direct Purchase and ODM Segment – being the business of sourcing of live wood and owning designed design on wood products for sales to end customers.

Segment information of these businesses is presented below:

(a)	Reconciliation of the reportable segment revenue, profit or loss

	For the period ended June 30, 2026
	Direct Purchase and ODM	Unallocated	Total reportable segment
	USD	USD	USD
Logs	2,254,727	-	2,254,727
Flooring	404,717	-	404,717
Decking	213,999	-	213,999
Sawn timber	88,913	-	88,913
Revenue from external customers and segment revenue	2,962,356	-	2,962,356

Interest income	123	-	123
Interest expenses	146,693	2,121	148,814
Depreciation/amortization	91,353	-	91,353
Reportable segment results	(1,548,675)	(189,496)	(1,738,171)

	For the period ended June 30, 2025
	Direct Purchase and ODM	Unallocated	Total reportable segment
	USD	USD	USD
Logs	4,330,490	-	4,330,490
Flooring	3,153,667	-	3,153,667
Decking	663,971	-	663,971
Revenue from external customers and segment revenue	8,148,128	-	8,148,128

Interest income	2,817	5	2,822
Interest expenses	275,375	1,018	276,393
Depreciation/amortization	43,886	-	43,886
Reportable segment results	(454,821)	(45,425)	(500,246)

(b)	Reconciliation of the reportable segment assets and liabilities

	As at June 30, 2026
	Direct Purchase and ODM	Unallocated	Total reportable segment
	USD	USD	USD
Reportable segment assets	8,352,774	158,274	8,511,048

Reportable segment liabilities	(5,184,995)	(1,494,458)	(6,679,453)

	As at December 31, 2025
	Direct Purchase and ODM	Unallocated	Total reportable segment
	USD	USD	USD
Reportable segment assets	14,035,272	343,100	14,378,372

Reportable segment liabilities	(9,290,872)	(1,316,649)	(10,607,521)

(c)	Disaggregation of revenue from contracts with customers

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	For the period ended June 30
	2026	2025
	USD	USD

Geographical locations:
China	2,179,496	3,470,774
Europe	298,117	1,170,780
North America	85,489	23,539
Asia	371,780	3,483,035
Africa	27,474	-
Total	2,962,356	8,148,128

Timing of revenue recognition:
At a point in time	2,962,356	8,148,128

Information about major customers is disclosed in note 22 (d).

4	PROPERTY, PLANT AND EQUIPMENT, NET

	Leasehold Improvements	Machineries	Motor vehicles	Office equipment	Total
	USD	USD	USD	USD	USD
Cost:
At December 31, 2025	24,409	571,747	718,430	35,124	1,349,710
Additions	-	-	-	902	902
Transfer
Disposals	-	-	(152,036)	-	(152,036)
Exchange difference	781	(47)	(2,187)	100	(1,353)
At June 30, 2026	25,190	571,700	564,207	36,126	1,197,223

Accumulated depreciation:
At December 31, 2025	(24,409)	(45,231)	(418,106)	(32,789)	(520,535)
Charge for the period	-	(24,282)	(45,083)	(791)	(70,156)
Eliminated upon disposals	-	-	104,766	-	104,766
Exchange difference	(781)	47	1,006	(30)	242
At June 30, 2026	(25,190)	(69,466)	(357,417)	(33,610)	(485,683)

Accumulated impairment:
At December 31, 2025	-	(285,741)	(93,845)	-	(379,586)
Eliminated upon disposals		-	18,769		18,769

At June 30, 2026	-	(285,741)	(75,076)	-	(360,817)

Net book value:
At December 31, 2025	-	240,775	206,479	2,335	449,589
At June 30, 2026	-	216,493	131,714	2,516	350,723

5	RIGHT-OF-USE-ASSETS, NET

Leased Properties
USD
At January 1, 2026	85,134
Depreciation charge for the period	(21,197)
Exchange difference	2,280
At June 30, 2026	66,217

For this period, the Group leased offices for its operations. Lease contracts are entered into fixed terms from 5 year to 9 years. No extension options are available for all leases. Lease terms are negotiated on an individual basis and contain wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

All leases are operating leases.

6	INVENTORIES

	June 30, 2026	December 31, 2025
	USD	USD

Finished goods	521,683	2,256,352
Spare parts for production	227,938	227,938
Total	749,621	2,484,290

7	PREPAYMENTS

	June 30, 2026	December 31, 2025
	USD	USD
Advance payments made for:
Purchase of flooring and decking products (Note 1)	3,687,140	4,809,834
Purchase of logs (Note 2)	147,536	147,536
Prepayment for financing activities	70,214	-
Others (Note 3)	155,598	210,992
	4,060,488	5,168,362
Less: Amounts to be utilized within 12 months shown under current assets	(4,060,488)	(5,168,362)
Amounts to be utilized after 12 months shown under non-current assets	-	-

Notes:

1.	Included in the prepayments, USD3.7 million (2025: USD4.8 million) was advanced for the purchase of flooring and decking products in order to secure our supply chain of wood products to our customers.

2.	Included in the prepayments, USD0.1 million (2025: USD0.1 million) was advanced for the purchase of logs in Peru to secure the raw materials supply for our wood processing for production.

3.	Remaining amounts of the prepayments were advance payments made to Group’s operating expenses.

8	TRADE AND OTHER RECEIVABLES, NET

	June 30, 2026	December 31, 2025
	USD	USD

Trade receivables – contracts with customers	2,106,330	3,015,429
Less: Allowance for credit losses	(1,368,502)	(893,848)
Trade receivables, net	737,828	2,121,581

Other receivables	2,196,115	2,296,947
Less: Allowance for credit losses	(162,498)	(162,498)
Other receivables, net	2,033,617	2,134,449
Total	2,771,445	4,256,030

Movement in the above allowance for credit losses of trade receivables:
Beginning balance as at December 31, 2025	893,848
Charged (Credited) for the period	474,654
Ending balance as at June 30, 2026	1,368,502

Movement in the above allowance for credit losses of other receivables:
Beginning balance as at December 31, 2025	162,498
Charged (Credited) for the period	-
Ending balance as at June 30, 2026	162,498

The normal credit period for customers is ranging from 30 to 90 days. No interest is charged on the outstanding balances.

	June 30, 2026	December 31, 2025
	USD	USD

Not past due	13,382	2,366
Past due	2,092,948	3,013,063

Less: Allowance for credit losses	(1,368,502)	(893,848)
Net trade receivables	737,828	2,121,581

The following is an aged analysis of trade receivables, net of allowance for credit losses, presented based on past due date:

	June 30, 2026	December 31, 2025
	USD	USD

< 30 days	123,584	1,301,733
31 days to 60 days	103,504	114,081
61 days to 90 days	-	75,978
91 days to 180 days	72,827	310,093
181 days to 365 days	424,531	317,330
More than 1 year	-	-
Total	724,446	2,119,215

As at June 30, 2026, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of USD724,446 (2025: USD2,119,215) which are past due as at the reporting date. Out of the past due balances, USD497,358 (2025: USD627,423) has been past due 91 days or more and is not considered as in default because subsequent settlements were made from these debtors.

Details of impairment assessment of trade and other receivables are set out in note 22.

9	RESTRICTED BANK DEPOSITS AND CASH AND BANK BALANCES

	June 30, 2026	December 31, 2025
	USD	USD

Restricted bank deposits	246,428	253,188
Cash and bank balances	193,156	966,807
Total	439,584	1,219,995

Restricted bank deposits are pledged to banks as security deposits for the auction of logs.

Details of impairment assessment of restricted bank deposits, and cash and bank balances are set out in note 22.

10	TRADE AND OTHER PAYABLES

	June 30, 2026	December 31, 2025
	USD	USD
Trade payables	1,113,658	2,805,764
Other payables	648,926	358,789
Accruals	296,099	790,657
Total	2,058,683	3,955,210

Other payables and accruals consist mainly of staff salaries, audit fees and other costs of non-trade nature.

11	CONTRACT LIABILITIES

	June 30, 2026	December 31, 2025
	USD	USD
Contract liabilities	47,983	258,096

Contract liabilities represent the Group’s obligation to transfer of product to customers for which the Group has received advance payments from customers. Contract liabilities amounted to USD210,113 as at January 1, 2026 have been recognised as revenue for the period ended June 30, 2026.

Contract liabilities relate to advances collected from customers but goods have yet to be delivered. These will be recognized as revenue once control of the goods has been transferred to customers. Management expects that all the unsatisfied performance obligation as at the end of the reporting period may be recognized as revenue within the next twelve months from balance sheet date. The decrease in contract liabilities reflects revenue recognition during the period and lower advance deposits received.

12	BANK BORROWINGS AND OTHER BORROWINGS

		June 30, 2026	December 31, 2025
		USD	USD

(a)	Bank borrowings (Note (i))
	Bank overdrafts - variable rate	$1,474,292	$1,371,598
	Bank borrowings - fixed rate	2,053,673	2,121,080
	Bank borrowings - variable rate	-	2,130,248
		3,527,965	5,622,926

	Secured bank borrowings (Note (ii))	3,527,965	5,622,926
	Unsecured bank borrowings	-	-
	Total	3,527,965	5,622,926

	The carrying amounts of the above borrowings are repayable:
	Within one year	3,527,965	5,622,926
	Total	3,527,965	5,622,926

	Less: Amounts due within one year shown under current liabilities:	(3,527,965)	(5,622,926)
	Amounts shown under non-current liabilities:	-	-

(b)	Other borrowings (Note (iii))
	Unsecured other borrowings - fixed rate	489,850	356,431
	Total	489,850	356,431

Note:

(i)	Bank borrowings carry a weighted average effective interest rate at 4% (2025: 4%).
(ii)	Secured bank borrowings were pledged by the personal guarantee and the private real estate properties owned by our former shareholders.
(iii)	Included in other borrowings, a principal amount of USD489,850 (2025: USD356,431) was unsecured, interest bearing at 3.6% to 8.0% p.a. (2025: interest free or interest bearing at 3.6% p.a). USD77,152 were repayable between one to two years, all remaining balances were repayable within one year after the end of the reporting period.

13	AMOUNTS DUE TO AN ULTIMATE BENEFICIAL SHAREHOLDER

	June 30, 2026	December 31, 2025
	USD	USD

Due within one year	473,260	310,696
Due after one year	-	-
Total	473,260	310,696

As at June 30, 2026, all amounts are unsecured, interest free and repayable on demand.

14	LEASE LIABILITIES

	June 30, 2026	December 31, 2025
	USD	USD
Within one year	32,927	40,057
Within a period of more than one year but not more than two years	31,788	29,535
Within a period of more than two years but not more than five years	8,523	24,185
	73,238	93,777
Less: Amount due for settlement with 12 months shown under current liabilities	(32,927)	(40,057)
Amount due for settlement after 12 months shown under non-current liabilities	40,311	53,720

The weighted average incremental borrowing rates applied to lease liabilities range from 3% to 5% per annum (2025: 3% to 5% per annum).

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	June 30, 2026	December 31, 2025
	USD	USD
EUR	2,901	11,773
CNY	70,337	82,005

15	SHARE CAPITAL

	June 30, 2026	December 31, 2025
	USD	USD
Paid up capital:
132,425,321 ordinary shares (2025: 132,425,321 ordinary shares):
At the end of reporting period	132,425	132,425

As of June 30, 2026, the Company is authorized to issue a maximum of 8,000,000,000 shares and paid up 132,425,321 ordinary shares with a par value of USD0.001. The currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share. The remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares and (ii) 387,067,150 Class B Ordinary Shares.

Details of share option scheme issued by the Group is described in note 20.

16	OTHER INCOME (EXPENSE), NET

	For the period ended June 30
	2026	2025
	USD	USD

Gain on disposal of property, plant and equipment	25,903	44,965
Others	20,819	(25,188)
Total	46,722	19,777

17	FINANCE COSTS

	For the period ended June 30
	2026	2025
	USD	USD

Interest expenses on bank borrowings	114,604	199,664
Interest expenses on other borrowings	9,216	25,077
Interest expenses on shareholder loans	-	10,277
Interest expenses on lease liabilities	1,382	2,113
Bank charges	23,612	39,262
Total	148,814	276,393

18	LOSS BEFORE INCOME TAX

Loss before income tax is arrived at after charging:

	For the period ended June 30
	2026	2025
	USD	USD

Cost of revenue	2,827,046	5,826,922
Depreciation expenses of:
- Property, plant and equipment	70,156	23,567
- Right-of-use assets	21,197	20,319
Provision for allowance for expected credit losses on trade receivables	474,654	305,631
Employee benefits expenses (including directors’ remuneration):
- Salaries and allowances	691,461	889,629
- Pension scheme contribution	59,186	72,367

19	INCOME TAX (CREDITS) EXPENSES

British Virgin Islands

The Company and our subsidiaries incorporated in British Virgin Islands currently enjoy permanent income tax holidays; accordingly, the Company and our subsidiaries incorporated in the British Virgin Islands do not accrue for income taxes.

Peru

Our subsidiaries incorporated in Peru are considered as Peru tax residents under Peru tax laws; accordingly, they are subject to corporate income tax on their taxable income under Peru tax laws at statutory tax rates ranging from 5% to 29.5% (2025: 5% to 29.5%), depending on the city where the subsidiaries are situated and operated.

France

Our subsidiary incorporated in France is considered as France tax resident under France tax laws; accordingly, it is subject to corporate income tax on their taxable income under France tax laws at a statutory tax rate of 25% (2025: 25.0%).

China

Our subsidiary incorporated in China is considered as China tax resident under China tax laws; accordingly, it is subject to corporate income tax on their taxable income under China tax laws at a statutory tax rate of 25% (2025: 25%).

Macau

Our subsidiary incorporated in Macau is considered as Macau tax resident under Macau tax laws; accordingly, it is subject to corporate income tax on their taxable income under Macau tax laws at a statutory tax rate of 12% (2025: 12%).

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to corporate income tax on their taxable income under Hong Kong tax laws at a statutory tax rate of 16.5% (2025: 16.5%).

The income tax provision consists of the following components:

	For the period ended June 30
	2026	2025
	USD	USD

Current tax	-	382
Under provision of tax in prior years	906	2,753
Total	906	3,135

20	SHARE-BASED PAYMENTS TRANSACTIONS

Equity-settled share option scheme of the Company

The Company’s share option scheme (the “Scheme”) was adopted pursuant to an ordinary resolution of the shareholders passed on September 1, 2019 for the primary purpose of providing incentives to directors and eligible employees and will expire on the date of the listing of shares of the Company. Under the Scheme, the directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

At June 30, 2026, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 1,880,000 (2025: 1,880,000), representing 1% (2025: 1%) of the shares of the Company in issue. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders. The number of shares issued and to be issued in respect of which options granted and may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company’s shareholders.

Options granted must be taken up within 1 month of the date of grant, upon payment of HK$1 (equivalent to USD0.1275) per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is HK$4.661 or equivalent to USD0.594 per share (equivalent to HK$37.288 or equivalent to USD4.754 per ADS).

a) Details of specific categories of options are as follows:

Date of grant	Vesting period	Exercise period	Exercise Price	Exercise dates
September 30, 2019	Vested upon grant date	September 30, 2019 – September 29, 2029	HK$4.661 per share	Not yet exercised

August 18, 2020	Vested upon grant date	August 18, 2020 – August 17, 2030	HK$4.661 per share	Not yet exercised

b) The following table discloses movements of the Scheme during the period:

Option grant date	Outstanding at January 1, 2026		Granted during period	Exercised during period	Forfeited during period	Expired during period	Outstanding at June 30, 2026
September 30, 2019		1,880,000	-	-	-	-		1,880,000
Exercisable at the end of the period		1,880,000						1,880,000

Weighted average exercise price	HK$	4.661	-	-	-	-	HK$	4.661

In respect of the share options exercised during the period, the weighted average share price at the dates of exercise was HK$4.661 (2025: HK$4.661) or equivalent to USD0.594 (2025: USD0.594) per share.

c)	During the year ended December 31, 2021, options were granted on 18 August 2020. The estimated fair values of the options granted on this date is HK$0.

d)	These fair values were calculated using Hull-White Enhanced Model. The inputs into the model on option grant dates were as follows:

Underlying stock price	HK$	0.235
Exercise price	HK$	4.661
Expected volatility		2.86
Expected life		10 years
Risk-free rate		1.20%
Expected dividend yield		-

e)	Expected volatility was determined by using the historical volatility of the comparable companies adopted by the independent valuation expert. The expected life used in the model has not been adjusted which is based on the exercise period as specified under the terms and conditions of the share options.

f)	The Group did not recognize any share-based payment expense in relation to share options granted by the Company because assessed option value by the independent valuation expert on grant date is zero.

21	SIGNIFICANT RELATED PARTY BALANCE AND TRANSACTION

Related companies in these consolidated financial statements refer to members of the ultimate holding company’s group of companies.

Some of the Company’s transactions and arrangements are between members of the group and the effect of these on the basis determined between the parties is reflected in these consolidated financial statements. The intercompany balances are unsecured, interest-free and repayable on demand, unless otherwise stated.

Some of the group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these consolidated financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

			June 30, 2026	December 31, 2025
Name	Relationship	Nature	USD	USD
TUTU Business Services Limited (BVI)	Controlling Shareholder	Amounts due to an ultimate beneficial shareholder	451,593	289,029

Ms. Liying Wang	Ultimate beneficial shareholder	Amounts due to an ultimate beneficial shareholder	21,667	21,667

		Amounts due to an ultimate beneficial shareholder	473,260	310,696

The Company did not have any outstanding to any officers or directors as of June 30, 2026, and it does not expect to provide long terms loans or credit facilities to officers and directors.

Transactions with related parties

No significant related party transactions for the period ended June 30, 2026.

22	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	June 30, 2026	December 31, 2025
	USD	USD
Financial assets
At amortized cost	3,211,029	5,476,025

Financial liabilities
At amortized cost	(6,326,897)	(9,548,383)

b)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

(i)	Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

(ii)	Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies and is therefore exposed to foreign exchange risk. As of June 30, 2026, our accumulated other comprehensive loss was USD454,671. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

(iii)	Interest rate risk management

The Group is exposed to cash flow interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the Note 12 to the consolidated financial statements. The Group currently does not have an interest rate hedging policy.

(iv)	Credit risk and impairment assessment

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to trade receivables, other receivables, restricted bank deposits, and cash and bank balances. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

In order to minimize credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

Trade receivables

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed regularly. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In this regard, the management considers that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk as 85.0% (2025: 64.3%) and 96.8% (2025: 89.2%) of the total trade receivables was due from the Group’s largest customer and the five largest customers respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under ECL model on trade receivables individually. Impairment of USD474,654 is recognized during the period.

Other receivables

For other receivables, the management makes periodic individual assessment on the recoverability of other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the period ended June 30, 2026, the Group assessed the ECL for other receivables and deposits, no loss allowance was recognized during the period.

Restricted bank deposits/ cash and bank balances

Credit risk on restricted bank deposits/ cash and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for restricted bank deposits/ cash and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on pledged bank deposits/restricted bank deposits/bank balances is considered to be insignificant and therefore no loss allowance was recognized.

(v)	Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and third parties.

As of June 30, 2026, our cash and bank balances amounted to approximately USD0.2 million, and our current assets were approximately USD8.1 million, and our current liabilities were approximately USD6.6 million. Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the consolidated financial statement filing date.

The Group maintains sufficient cash and cash equivalent, and internally generated cash flows to finance their activities.

Liquidity risk analyses

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	1 to 2 years	2 to 5 years	Total
	USD	USD	USD	USD

June 30, 2026
Trade payables	1,113,658	-	-	1,113,658
Other payables	648,926	-	-	648,926
Bank borrowings	3,527,965	-	-	3,527,965
Other borrowings	412,698	77,152	-	489,850
Amounts due to an ultimate beneficial shareholder	473,260	-	-	473,260
Lease liabilities	34,644	32,571	8,566	75,781
Total	6,211,151	109,723	8,566	6,329,440

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(c)	Capital risk management policies and objectives

The management manages its capital to ensure that the Group will be able to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce cost of capital.

The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued capital and retained earnings as disclosed in the notes to consolidated financial statements.

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity.

	June 30, 2026	December 31, 2025
	USD	USD

Total debts	6,679,453	10,607,521
Total equity attributable to owners of the Company	1,832,609	3,770,851

Debt-to-equity %	364	281

The Group is not subject to externally imposed capital requirements for the period ended June 30, 2026.

The Group’s overall strategy remains unchanged from prior year.

(d)	Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of their customers, and generally do not require collateral or other security from them. The Group evaluates their collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of their customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the period ended June 30, 2026
	USD	%

Amount of the Group’s revenue:	2,962,356	100.0
Customer A	729,568	24.6
Customer B	619,896	20.9
Customer C	371,780	12.6

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	For the period ended June 30, 2026
	USD	%

Amount of the Group’s accounts receivable:	2,106,330	100.0
Customer A	1,790,701	85.0

23	COMMITMENTS AND CONTINGENCIES

Capital Commitment

The Group does not have capital commitments at the end of the reporting period:

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements.

24	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after June 30, 2026 up through the date that these consolidated financial statements are available for distribution.

Change of Corporate Structure

On July 13, 2026, the Company established Grand Champion Trading Limited in Hong Kong, which is a wholly owned subsidiary of Lucky Yield Limited.

On August 28, 2026, Nature Flooring (Europe) Company Limited (the “Vendor”), an subsidiary of CL Workshop Group Limited (the “Company”, together with its subsidiaries, the “Group”) and Mrs. Un Son I (the “Purchaser”), entered into a sale and purchase agreement, pursuant to which the Vendor has agreed to dispose of and the Purchaser has agreed to acquire the entire issued share capital of Swift Top Capital Resources Limited (“ST”), a wholly-owned subsidiary of the Vendor, at a consideration of US$1.00 (the “Disposal”). The transfer of the entire issued share capital of ST to the Purchaser was approved by the sole director of ST on August 28, 2026. Having considered the aforesaid, the Board are of the view that the terms of the Disposal are fair and reasonable. The Disposal was approved by the Board on August 28, 2026.

Private Placement

On July 14, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors for a private placement (the “Offering”) of 12,300,000 units (the “Units”) at a purchase price of US$0.20 per Unit. Each Unit consists of (i) one ADS, each representing eight Class A Ordinary Shares, and (ii) one warrant (the “Warrant”) to purchase three ADSs. The aggregate gross proceeds of the Offering are expected to be approximately US$2.46 million, before deducting any offering expenses payable by us.

Subsequently, all of the Warrants issued in the Offering were exercised on a cashless basis in accordance with their terms. In connection with such cashless exercises, the Company issued an aggregate of 27,675,000 ADSs, representing 221,400,000 Class A Ordinary Shares. Following such exercises, no Warrants issued in the Offering remained outstanding.

At-the-market Offering Agreement

On July 17, 2026, the Company filed a registration statement on Form F-3 (the “F-3 Registration Statement”) with the SEC under the Securities Act, utilizing a shelf registration process. The F-3 Registration Statement registers the offer and sale, from time to time, in one or more offerings, of up to US$200,000,000 of the Company’s securities as described in the prospectus contained in the F-3 Registration Statement. The F-3 Registration Statement has been filed with the SEC has been declared effective on July 29, 2026.

On September 30, 2026, the Company entered into an at-the-market sales agreement with Chaince Securities, LLC, pursuant to which the Company may offer and sell American Depositary Shares (“ADSs”) for an aggregate offering amount of up to US$200.0 million. The Company is not obligated to sell any ADSs under the agreement. For further details, please refer to the Company’s Form 6-K filed with the SEC in connection with the transaction.

On October 2, 2026, the Company filed a prospectus supplement with the SEC in connection with the ATM offering to issue 1,095,890,408 class A ordinary shares (represented by 136,986,301 ADSs) pursuant to the ATM agreement. As of the date of these financial statements, no ADSs have been sold under the ATM Agreement. The ATM Agreement may be terminated by the Company or the Sales Agent in accordance with its terms, and there can be no assurance that the Company will sell any specific number of ADSs or raise any specific amount of gross proceeds under the arrangement.

Resignation and Appointment of Independent Director

On August 15, 2026, Mr. Heung Ming Henry Wong, an independent director of the Company, resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the three committees of the Board, effective immediately. Mr. Wong’s resignation from the Board and the three committees was due to personal reasons and was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Mr. Heung Ming Henry Wong, on August 25, 2026, the Company extended a director offer letter to Mr. Haijiang Cui, who accepted the offer and signed a consent to act as a director of the Company. On August 25, 2026, the Board ratified and approved the appointment of Mr. Haijiang Cui to serve as an independent director of the Company, a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, effective as of August 25, 2026.

Mr. Cui has extensive experience in corporate governance, business management and manufacturing operations. He has served as the Executive Director of Indicator Global (Shanghai) Commercial Management Co., Ltd. from October 2023 to May 2026, where he oversees corporate governance, business strategy and overall commercial operations, including stakeholder relationships, project execution and operational risk control. Since April 2019, Mr. Cui served as the Executive Director of Honghai Enterprise Management (Shanghai) Co., Ltd., where he was responsible for enterprise management, compliance and business planning, as well as the development of business networks and internal management systems. From January 2011 to December 2018, he served as the General Manager of Jiangjin Tourism Products Factory, where he was responsible for the overall operations of the manufacturing plant, including production, supply chain, sales, cost and quality control, team building and domestic market expansion. Mr. Cui received his Bachelor of Management in Business Administration from Nanjing University in March 2009.

Mr. Cui does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The Board has determined that Mr. Cui is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

In addition to the appointment of Mr. Cui, the Board also ratified and approved the appointment of Dr. Kin Shing Charles Lau as the chairperson of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, effective as of August 15, 2026.

2026 Equity Incentive Plan

On September 28, 2026, the Company filed a registration statement on Form S-8 (the “Form S-8 Registration Statement”) with the SEC to register 9,819,960 Class A Ordinary Shares, represented by 1,227,495 ADSs, reserved and available for issuance under the CL Workshop Group Limited 2026 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of equity-based awards in the form of non-qualified stock options, incentive stock options, restricted stock awards, unrestricted stock awards, or any combination of the foregoing. In connection with the Form S-8 Registration Statement, on September 28, 2026, the Company granted a Restricted Stock Award to Mr. Zijian Wu (the “Grantee”) for 9,819,960 Class A Ordinary Shares (represented by 1,227,495 ADSs) pursuant to a Restricted Stock Award Agreement. On September 29, 2026, the Company issued the 9,819,960 Class A Ordinary Shares (represented by 1,227,495 ADSs) to the Grantee pursuant to the Restricted Stock Award Agreement.

Form F-6 Registration Statement Filed for Additional ADSs

On September 30, 2026, the Company filed a registration statement on Form F-6 with the U.S. Securities and Exchange Commission (the “SEC”) for the registration of up to 500,000,000 American Depositary Shares (“ADSs”), representing Class A ordinary shares of the Company. The Bank of New York Mellon acts as the depositary for the Company’s ADS program pursuant to the deposit agreement dated September 12, 2023.

The filing of the Form F-6 relates to the registration of ADSs under the Company’s existing depositary arrangement and does not, by itself, constitute an issuance or sale of ADSs or result in any proceeds to the Company.

Other than the events disclosed above, no other material subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.